April 4, 2011

Kieran G. Brown

Senior Counsel Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Brown:

Nuveen California Dividend Advantage Municipal Fund 3 (the “Fund”) (333-171948; 811-10347)

This letter responds to the comments contained in your letter dated March 14, 2011 regarding the registration statement on Form N-2, filed with respect to MuniFund Term Preferred (“MTP”) shares of the fund captioned above. For convenience, each of your comments is repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 for the Fund, which was filed with the SEC on the date of this letter and is marked to show changes from the registration statement as originally filed.

PROSPECTUS

Cover Page

1. Comment: The first sentence of the second to last paragraph should indicate that the prospectus “sets forth concisely” the information about the registrant. See Item 1.1.d. of Form N-2.

Response: The following sentence has been added as the first sentence of the second to last paragraph on the cover page:

“This prospectus sets forth concisely information about the Fund that a prospective investor should know before investing, and should be retained for future reference.”

Use of Proceeds (Page 22-23)

2. Comment: The prospectus states that the redemption of the MuniPreferred shares is expected to occur within four weeks of the closing of the offering. Will any net

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proceeds from the sale of MTP Shares that remain after giving effect to the contemplated refinancing and redemption be invested in accordance with the Fund’s investment policies.” If so, when? Moreover, the prospectus states “To the extent the underwriters purchase additional shares to cover over-allotments, the proceeds to the Fund from such additional purchase will be invested in accordance with the Fund’s investment policies.” Disclose when the proceeds will be invested in accordance with the Fund’s investment objectives (if it will be longer than the four weeks). See Item 7.2 of Form N-2.

Response: For the Fund, the “Use of Proceeds” disclosure has been revised as follows (new text underlined):

“Any net proceeds from the sale of MTP Shares that remain after giving effect to the contemplated refinancing and redemption of all of the Fund’s outstanding MuniPreferred shares will be invested in accordance with the Fund’s investment objectives and policies. In addition, to the extent the underwriters purchase additional shares to cover overallotments, the proceeds to the Fund from such additional purchase will be invested in accordance with the Fund’s investment objectives and policies or, in the event that only a portion of the Fund’s outstanding MuniPreferred shares are to be redeemed, will be used to redeem additional MuniPreferred shares. Such redemption of the MuniPreferred shares is expected to occur within four weeks of the closing of the offering.

With respect to any net proceeds from the sale of MTP Shares resulting from an exercise of the underwriters’ overallotment option, the Fund may invest in short-term, high quality instruments on a temporary basis. In this event, the Fund expects that such net proceeds would be invested in accordance with the Fund’s investment objectives and policies within eight weeks of the closing of such overallotment option exercise.”

General Risks of Investing in the Fund (Page 51)

3. Comment: Under the sub-heading “Municipal Securities Market Risk”, the third sentence of the second paragraph discloses that the taxing power of any government entity may be limited by provisions of state constitutions or laws. Since the Fund invests primarily in municipal securities and other related investments the income from which is exempt from regular federal and California income taxes, please disclose any such limits in the state constitution or laws of the State of California or include appropriate cross-references to this disclosure, if applicable.

Response: To clarify, under normal circumstances, the Fund invests at least 80% of its Managed Assets in municipal securities and other related investments the income from which is exempt from regular federal and California income taxes. Such securities may be issued by California municipalities and other political subdivisions of the state, as well as the state itself. Appendix A to the prospectus, “Factors Affecting Municipal Securities in California—Issues Affecting Local Governments and Special Districts” contains the following disclosures:

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April 4, 2011

Limitation on Property Taxes. Certain California debt obligations may be obligations of issuers that rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as “Proposition 13.” Briefly, Article XIIIA limits the rate of ad valorem property taxes to 1% of full cash value of real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner’s date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments.

This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits were filed challenging the acquisition-based assessment system of Proposition 13, but it was upheld by the U.S. Supreme Court in 1992.

Article XIIIA prohibits local governments from raising revenues through ad valorem taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any “special tax.”

Limitations on Other Taxes, Fees and Charges. On November 5, 1996, the voters of the State approved Proposition 218, called the “Right to Vote on Taxes Act.” Proposition 218 added Articles XIIIC and XIIID to the State Constitution, which contain a number of provisions affecting the ability of local agencies to levy and collect both existing and future taxes, assessments, fees and charges.

Article XIIIC requires that all new or increased local taxes be submitted to the voters before they become effective. Taxes for general governmental purposes require a majority vote and taxes for specific purposes require a two-thirds vote.

Article XIIID contains several new provisions making it generally more difficult for local agencies to levy and maintain “assessments” for municipal services and programs. Article XIIID also contains several new provisions affecting “fees” and “charges”, defined for purposes of Article XIIID to mean “any levy other than an ad valorem tax, a special tax, or an assessment, imposed by a [local government] upon a parcel or upon a person as an incident of property ownership, including a user fee or charge for a property related service.” All new and existing property related fees and charges must conform to requirements prohibiting, among other things, fees and charges which generate revenues exceeding the funds required to provide the property related service or are used for unrelated purposes. There are new notice, hearing and protest procedures for levying or increasing property related fees and charges, and, except for fees or charges for sewer,

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water and refuse collection services (or fees for electrical and gas service, which are not treated as “property related” for purposes of Article XIIID), no property related fee or charge may be imposed or increased without majority approval by the property owners subject to the fee or charge or, at the option of the local agency, two-thirds voter approval by the electorate residing in the affected area.

In addition to the provisions described above, Article XIIIC removes limitations on the initiative power in matters of local taxes, assessments, fees and charges. Consequently, local voters could, by future initiative, repeal, reduce or prohibit the future imposition or increase of any local tax, assessment, fee or charge. It is unclear how this right of local initiative may be used in cases where taxes or charges have been or will be specifically pledged to secure debt issues.

The interpretation and application of Proposition 218 will ultimately be determined by the courts with respect to a number of matters, and it is not possible at this time to predict with certainty the outcome of such cases.

Appropriations Limits. The State and its local governments are subject to an annual “appropriations limit” imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending “appropriations subject to limitation” in excess of the appropriations limit imposed. “Appropriations subject to limitation” are authorizations to spend “proceeds of taxes,” which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but “proceeds of taxes” exclude most State subventions to local governments. No limit is imposed on appropriations of funds which are not “proceeds of taxes,” such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations to comply with mandates of courts or the federal government, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency. The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 to follow more closely growth in the State’s economy.

“Excess” revenues are measured over a two-year cycle. Local governments must return any excess to taxpayers by rate reductions. The State must refund 50% of any excess, with the other 50% paid to schools and community colleges. With more liberal annual

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adjustment factors since 1988, and depressed revenues in the early 1990’s because of the recession, few governments have been operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.

Because of the complex nature of Articles XIIIA, XIIIB, XIIIC and XIIID of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of these Articles on California debt obligations or on the ability of the State or local governments to pay debt service on such California debt obligations. It is not possible, at the present time, to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of these Articles or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Further initiatives or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

The following cross-reference has been added to “Risks—General Risks of Investing in the Fund—Municipal Securities Market Risk”:

“See Appendix A—”Factors Affecting Municipal Securities in California—Issues Affecting Local Governments and Special Districts—Limitation on Property Taxes,” “—Limitations on Other Taxes, Fees and Charges,” and “—Appropriations Limits.”

Investment Adviser, Sub-Adviser and Portfolio Manager (Page 58)

4. Comment: Disclose Nuveen Asset Management’s experience as an investment adviser (e.g., how long it has been in business, assets under management, etc.). See Item 9.1.b.(1) of Form N-2. Moreover, the fourth paragraph suggests that Scott R. Romans is the Fund’s portfolio manager but does not specifically identify him as such. Accordingly, please identify Scott R. Romans as the Fund’s portfolio manager in this section. Please state his length of service as the Fund’s portfolio manager. See Item 9.1.c. of Form N-2.

Response:

The following changes have been made to “Management of the Fund—Investment Adviser, Sub-Adviser and Portfolio Manager” (new text underlined):

“On January 1, 2011, Nuveen Asset Management was formed as a subsidiary of Nuveen Fund Advisors and was created to house the Nuveen Fund Advisors’s portfolio management capabilities.”

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“Scott R. Romans, PhD, has served as the Fund’s portfolio manager since 2003. Mr. Romans joined Nuveen Investments in 2000 as a senior analyst in the education sector.”

Investment Management and Sub-Advisory Agreement (Page 60)

5. Comment: In the paragraph stating that the basis for the Board’s continuation of the Fund’s investment management agreement will be provided in the annual or semi-annual report, provide the period covered by the relevant report. See Item 9.1.b.(4) of Form N-2.

Response: The paragraph under “Management of the Fund—Investment Management Agreement and Sub-Advisory Agreement” has been revised as follows (new text underlined):

“The basis for the Board of Trustees’ continuation of the Fund’s investment management agreement will be provided in Annual or Semi-Annual Reports to shareholders for the periods during which any such continuations occur. This disclosure was most recently provided in the Fund’s Semi-Annual Report to Shareholders for the six-month period ended August 31, 2010.”

Underwriters (Page 71)

6. Comment: Include the principal business address for all underwriters (including Nuveen Investments, LLC). See Item 5.1.a. of Form N-2.

Response: Item 5.1.a. of Form N-2 requires disclosure of principal business address for all “principal” underwriters. For the Fund MTP offering, Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., UBS Securities LLC and Wells Fargo Securities, LLC are the principal underwriter as defined in section 2(a)(29) of the Investment Company Act of 1940, since these underwriters initiate or direct the formation of the respective underwriting syndicate. Nuveen Investments, LLC was identified on the cover page of the Fund’s initial N-2 filing for MTP Shares because the other underwriters had not committed to the offering when such N-2 was filed. The last paragraph of the “Underwriters” section of the Fund’s prospectus has been revised as follows (new text underlined):

“The principal business address of Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, New York 10036. The principal business address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036. The principal business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013. The principal business address of UBS Securities LLC is 299 Park Avenue, New York, New York 10071. The principal business address of Wells Fargo Securities, LLC is 375 Park Avenue, New York, New York 10152.”

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Please note that Nuveen Investments, LLC serves as co-manager of the Fund’s offering, but not as a principal underwriter. Going forward, the principal business address of Nuveen Investments, LLC will be included in the initial N-2 filing for each MTP offering.

STATEMENT OF ADDITIONAL INFORMATION

Board Leadership Structure and Risk Oversight (SAI Page 31)

6. Comment: State whether the “various sources” from which the Nominating and Governance Committee receives suggestions for nomination include Fund security holders. See Item 18.5.b.(4) of Form N-2.

Response: The last paragraph of the “Board Leadership Structure and Risk Oversight” section of the Statement of Additional Information for the Fund has been revised as follows (new text underlined):

“In the event of a vacancy on the Board, the Nominating and Governance Committee received suggestions from various sources, including suggestions from Fund security holders, as to suitable candidates.”

Portfolio Manager (SAI Page 40)

7. Comment: Revise the reference to “202-942-8090” to read “202-551-8090”. Also revise the reference to “20549” to read “20549-0102”. Disclose whether the code of ethics permits investment in securities, including securities that may be purchased or held by the Fund. See Item 18.15 of Form N-2.

Response: The changes referenced in the first sentence of this comment have been made. With respect to the second sentence, the following language has been added to the paragraph beginning, “The Fund, Nuveen Asset Management, Nuveen Investments and other related entitled have adopted codes of ethics. . .” in the “Portfolio Manager” section of the Fund’s Statement of Additional Information:

“Personnel subject to a code may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, but only so long as such investments are made in accordance with the code’s requirements.”

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* * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Stacy Winick at 202.778.9252.

Very truly yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to Mark Winget